

Mail Stop 3030

August 27, 2009

Nicol G. Graham
Chief Financial Officer
Houston Wire & Cable Company
10201 N. Loop East
Houston, TX 77029

> **Re:** **Houston Wire & Cable Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-52046**

Dear Mr. Graham:

We have reviewed your letter dated August 11, 2009 regarding the above filing and have the following comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 48

1. We note the first paragraph of your response to prior comment 1. You have indicated that you will disclose targets related to acquisitions "at the time any such acquisition is made." Please note that you are required to disclose the performance targets, as well as your actual results against these targets, in your Form 10-K. Please confirm that you will comply with this comment in future filings.

2. We note the second paragraph of your response to prior comment 1 and refer you to the heading "Incentive Cash Bonuses" on page 14 of the proxy statement which you incorporate by reference. The nature of the performance targets that you have

omitted remains unclear. Please expand your response to provide a more detailed analysis of the performance targets related to your proprietary products and describe with greater specificity the competitive harm that may be incurred if such targets are disclosed.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286, or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Special Counsel